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RE: Incorrect Filing for following Investment Companies

CIK: 0000878930-American Strategic Income Portfolio Inc.
CIK: 0000886984-American Strategic Income Portfolio Inc. II
CIK: 0000896161-American Strategic Income Portfolio Inc. III
CIK: 0000908785-American Select Portfolio Inc.

Form Type: 40-17f2

File date: 31-Jul-2000 11:18

Accession Number: 0000912057-00-033778

             **THIS FILING WAS DONE IN ERROR AND SHOULD BE DISREGARDED**